Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-61097

                         SUPPLEMENT TO AGRIBIOTECH, INC.
                        PROSPECTUS DATED AUGUST 14, 1998
                AS PREVIOUSLY SUPPLEMENTED ON SEPTEMBER 4, 1998,
             DECEMBER 29, 1998, JANUARY 22, 1999, FEBRUARY 5, 1999,
                      JUNE 29, 1999 AND SEPTEMBER 24, 1999
                      ___________________________________


The offering:

Shares of common stock offered...... On October 25, 1999, AgriBioTech, Inc.
                                     ("ABT") issued 200,000 of ABT common stock to Thomas K. Hodges and Halina K. Hodges as additional consideration in connection with ABT's acquisition of HybriGene, LLC from the Hodges.

Price of common stock............... On October 25, 1999, the closing sale price of ABT common stock on the Nasdaq
                                     National Market was $3 3/32 per share.

Nasdaq National Market symbol....... ABTX

                      ___________________________________

     The shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                      ___________________________________

                                  October 25, 1999

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is part of a registration statement on Form S-4 we filed with the SEC on August 14, 1998. The prospectus that we filed included a general description of the securities that we may offer at any time for two years from that date. This supplement contains information included in the August 14, 1998 prospectus and updated information and specific information about the securities being offered under this prospectus supplement.

     This prospectus supplement relates to 200,000 shares of our common stock that we are issuing to Thomas K. Hodges and Halina K. Hodges, as additional consideration in connection with ABT's acquisition of HybriGene, LLC from the Hodges. The shares of common stock are referred to in this prospectus supplement as the "shares" and were registered as an original equity issuance as part of this registration statement.

     To fully understand this offering, you should read this prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY..............................................  -3-

RISK FACTORS....................................................  -4-

WHERE YOU CAN FIND MORE INFORMATION.............................  -9-

USE OF PROCEEDS................................................. -10-

DIVIDEND POLICY................................................. -11-

PRICE RANGE OF COMMON STOCK..................................... -11-

DESCRIPTION OF CAPITAL STOCK.................................... -12-

PLAN OF DISTRIBUTION............................................ -13-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -13-

LEGAL MATTERS................................................... -13-

EXPERTS......................................................... -14-

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about ABT, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements. Unless otherwise stated, all references to fiscal years are to a June 30 year end.

THE COMPANY

     ABT is a vertically integrated developer, producer, marketer, and distributor of forage and cool-season turfgrass seed, whose operations include a research and development program to develop improved varieties through traditional breeding programs, seed processing plants to clean, condition and package seed grown under contract for ABT, and national and international sales and distribution networks. In order to offer its customers a broad array of products, ABT also distributes seeds for warm-season turfgrasses, wildflowers, and native grasses, and seeds for other crops such as corn, soybeans, sorghum, wheat, and vegetables. ABT's Specialty Distribution operations, which operate in certain geographical areas, also sell pesticides, wetting agents, water and soil conditioning products, and lawn, garden and golf course supplies. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

THE OFFERING

     On January 22, 1999, ABT completed the acquisition of 100% of the issued and outstanding share capital of HybriGene, LLC, an Indiana limited liability company, from Thomas K. Hodges, Halina K. Hodges, individuals, and Bill L. Rose, L.L.C., an Oregon limited liability company, under a stock purchase agreement dated January 22, 1999. HybriGene, LLC has been engaged in research and development concerning the use of genetic technology in the farming industry. The aggregate purchase price was $11.5 million, paid as follows: Thomas and Halina Hodges - $9.5 million in the form of 515,000 shares of ABT's common stock; Bill L. Rose, L.L.C. - $100,000 in cash and $1.9 million in the form of 103,012 shares of ABT's common stock.

     The issuances of the shares of common stock were registered as described in the prospectus supplement dated February 5, 1999 and may be resold subject to the terms of lock-up agreements between the recipients of ABT common stock and ABT. You will find additional information including financial information, concerning HybriGene, LLC in our Current Report on Form 8-K dated January 22, 1999, and filed on February 5, 1999, which is incorporated by reference into this prospectus supplement.

     In the above transaction, ABT guaranteed the recipients of ABT common stock that the amount they would receive upon sale of the ABT shares would equal the agreed-upon value of those shares, provided the shares were sold in accordance with the terms of the lock-up agreements. In addition, ABT is to receive any proceeds that exceed the agreed-upon value of the shares. ABT may satisfy obligations with respect to the guarantees by issuing additional shares of ABT common stock or by making cash payments, at ABT's option. Due to declines in the price of ABT's common stock since these arrangements were agreed to, proceeds of sales of shares have not been sufficient to satisfy the guarantees. The recipients agreed to suspend sales of ABT common stock from April 1, 1999 through June 30, 1999 and ABT agreed to make cash payments aggregating $1.3 million to certain of these recipients. These payments have been made and credited against the guaranteed proceeds. In addition, ABT granted these recipients options to buy an aggregate of 95,000 shares of ABT common stock at $5.00 per share, which equaled the market price at the time of grant.

     ABT agreed with these recipients to issue an additional 1,000,000 shares of ABT common stock to them on June 29, 1999, the proceeds from the sale of which will be credited against the guaranteed proceeds. On September 24, 1999, ABT issued an additional 480,000 shares to the Hodges and Rose. ABT is now issuing an additional 200,000 shares of common stock to the Hodges. If the net proceeds realized from the sale of the shares is not sufficient to satisfy all amounts due under the guarantees, ABT has the option of paying cash or issuing additional shares of common stock to satisfy the shortfall, in certain circumstances.

                                  RISK FACTORS


     Before you invest in our securities, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be all inclusive.

     Ability to Effectively and Profitably Integrate Our 34 Acquisitions: Our future success depends upon our ability to combine or integrate the operations of the businesses we have acquired into a vertically integrated operation, combining research, production, distribution, marketing and sales. We must also realize efficiencies and cost savings without losing sales and margins. These will consist mainly of headcount reductions, the closing of certain facilities and reduction in brands and seed inventory. If we cannot successfully and efficiently integrate all of the businesses we have acquired, our business, financial condition and/or operating results may be materially adversely affected and we would not expect to operate profitably.

     Lack of Historical Profitability; Accumulated Deficit of Approximately $62 Million as of June 30, 1999: Over the life of ABT, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and Fiscal 1998 has been our only profitable year. We had an accumulated deficit of $61,798,147 through June 30, 1999 which includes a net loss of $49,760,307 for Fiscal 1999. This affects and lead to the financial factors discussed below.

     Possible  Inability  to Obtain  Additional  Capital  or Short and Long Term
Financing: Our capital requirements have been and are expected to remain significant. We will need additional capital and/or financing to fund operations until we achieve and sustain profitability. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, if any, the time and cost involved in integrating our acquired companies, recent weaknesses in the agricultural economy and our success at expanding existing operations. We may need to seek additional capital and/or an increase in or an alternative to the revolving credit facility and/or other financings to finance increased operating or integration needs, or a cutback in operations resulting from, among other things, unexpected changes in seasonality or weather patterns, or if our integration plans are more costly than anticipated.

     We are currently exploring financing alternatives, including leveraging real estate assets that are not now encumbered, to supplement, our current revolving credit facilities. It is also possible we may issue additional equity. There is no assurance that such financing will be finalized.

     Possible Inability to Fund Debt Service Costs of Approximately $12 Million Per Year on Substantial Indebtedness; Effects of Financial Leverage: We have indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. Our cash flow from operations, to date, has not been sufficient to meet our debt service obligations without additional equity and debt financings. We have a revolving credit facility with financial institutions under which we may incur up to $90 million of indebtedness subject to a borrowing base computation and compliance with financial covenants. Through June 30, 1999, ABT has not been in compliance with the debt service covenant. Subsequent to June 30, 1999, this covenant has been amended to reflect ABT's current operational structure and forecasted results of operation. As of October 20, 1999, we had borrowed approximately $64 million under the revolving credit facility and approximately $18 million was available on that date to be borrowed. In addition, we have approximately $18 million of other long-term obligations.

     The annual debt service requirements, including scheduled debt repayments and interest, on this debt total approximately $12 million, reflecting anticipated average borrowings under our revolving credit facility. Weaknesses in the agricultural economy and the bankruptcy of a major customer (Hechinger Co.) have negatively impacted availability under our revolving credit facility. It is possible we may not have sufficient funds in the future to meet our obligations under the revolving credit facility and other indebtedness.

     The extent of our debt could have important consequences. For example:

- Our level of indebtedness could make it more difficult to satisfy our debt repayment obligations;
- Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;
- A substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes;
- Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired;
- Covenants in the revolving credit facility could limit our ability to expand, compete and make capital improvements; and
- Our borrowings under the revolving credit facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on debt and to satisfy our other obligations depends upon our future financial and operating performance. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us.

     Risk of Foreclosure Due to Possible Violations of Restrictions Imposed on ABT by Terms of Lender Indebtedness: Our revolving credit facility or additional lending agreements with our lenders contain or may contain restrictions that limit us in many ways. A breach of any of these covenants could constitute an event of default under such agreements. These restrictions may significantly limit or prohibit us from incurring additional indebtedness, making prepayments of indebtedness, paying dividends, making investments or acquisitions, engaging in transactions with affiliates, creating liens, selling assets and/or engaging in mergers and corporate consolidations. The revolving credit facility also requires us to maintain specified financial ratios and to satisfy various financial condition tests. If there were an event of default under this agreement, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If we were unable to repay those amounts, the lender could proceed to foreclose their security interest in the collateral securing the indebtedness.

     Operating Results May Fluctuate Due To Cyclical Nature of Agricultural Products and Weather: Most agricultural products, including much forage and turfgrass seed, are commodities, whose wholesale price and quantity are subject to wide fluctuations based on supply and demand. This could result in large fluctuations in our results of operations. In addition, weather (rain, drought, wind, hail, frost) pests, disease and other natural forces can affect the quantity, quality and timing of the production of seed, and the demand for seed, and this affects availability and price of seed.

     Demand is Subject to a Variety of Factors: Demand for turfgrass depends upon the initial seeding and subsequent reseeding of lawns in a variety of user markets such as home lawns, office landscaping, athletic fields, golf courses, landscapers and sod growers, which demand depends upon general economic conditions, population and income growth, housing starts, golf course and recreational facilities development and office construction. Demand for forage crops depend upon demand for beef, sheep and milk and other dairy products, as well as the economic attraction of alternate crops such as corn and soybeans, which, in turn, depends upon grain prices for such crops and the agricultural economy in general.

     Fluctuations of Quarterly Results: Our sales are subject to wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage crops and turfgrass. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period, or for the entire year. Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix.

     Ability to Implement and Utilize Management Information Systems and the Year 2000 Risks: As of August 1, 1999, ABT believes that all of its domestic information systems were Year 2000 ready. Domestic operations constitute approximately 96.4% of the Company's annual revenue. This was in large part accomplished by migrating approximately 86.5% of domestic operations to an Oracle based Enterprise Resource Planning ("ERP") information system and the remaining 13.5% will continue on an existing system that is believed to be Year 2000 ready. ABT is in the process of integrating its Canadian operations into its ERP information system and has contracted for software, hardware and consulting services to complete this integration by the end of October 1999. ABT's operations in Mexico will be converted to an independent Year 2000 ready platform by November 1999. The conversion of these international operations will complete our internal Year 2000-information systems readiness project. However, there can be no assurance that this will be accomplished.

     The ability of third parties with which ABT transacts business to adequately address their Year 2000 issues is outside of ABT's control. ABT has taken steps to confirm that the systems of its major suppliers and customers are Year 2000 compliant and to determine whether the nature of any noncompliance would have a material adverse effect on ABT's business, financial condition and results of operations.

     There can be no assurance that the failure of ABT or such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on ABT's business, financial condition, cash flows and results of operations.

     Additionally, the Oracle ERP system is important to ABT's ability to obtain accurate and timely company wide data, which is needed for management decision making and financial reporting. Migration to and full use of, the ERP system has caused and will continue to cause changes in business processes and practices. These changes will continue. Full utilization of the system requires continual improvement in the system, changes to business practices and training of employees. There is no assurance that this will be optimal.

     Potential Material Adverse Effects If We Are Unable to Manage Recent Rapid Growth from Net Sales of $26 Million in Fiscal 1996 to Net Sales of $370 Million for Fiscal 1999: We have acquired all or part of 34 businesses in the forage and turfgrass seed sector since January 1, 1995. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. Additionally, this rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. Additionally, we recently reorganized our senior management. The founders of ABT are no longer members of senior management. We have a new Chief Executive Officer, a new President/Chief Operating Officer, two Executive Vice-Presidents and a Senior Vice-President, who have overall responsibility for managing ABT. These changes were put into effect in February through June 1999. There can be no assurance that management will be able to successfully manage our growth. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results.

     No Assurance of ABT's Ability to Continue to Grow Since We Relied on Acquisitions to Grow and Do Not Intend to Make Many Acquisitions in the Future:
We have experienced significant growth in net sales, from $26 million in Fiscal 1996 to $66 million in Fiscal 1997, $205 million in Fiscal 1998 and to $370 million in Fiscal 1999. Although we have achieved this growth through acquisitions, we do not intend to make many acquisitions in the future and may even sell individual or groups of assets as part of our integration plans. Our future growth depends upon our ability to integrate our operations, and to increase sales from existing operations. We may not be successful in expanding existing operations because we operate in a highly competitive industry, which is highly cyclical due to weather and consumer demand.

     Possible Inability of ABT to Develop New Genetically Superior Products: We are attempting to develop new, genetically superior forage and turfgrass varieties. If we are not able to develop and successfully market genetically superior strains, either through our own efforts or with industry partners, our business, financial condition and results of operations may be materially adversely affected.

     Possible Inability to Obtain Market Acceptance for Genetically Superior Varieties May Adversely Affect Profitability: Even if we are successful in developing genetically superior forage and turfgrass varieties, there can be no assurance that there will be a market for these products, or our competitors could develop and market better products or products with greater market acceptance. Even if a market for these products develops, there can be no assurance that we will recover the costs associated with developing and marketing them. If we cannot effectively market new products we develop, at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Dependence on Rights for Forage and Turfgrass Varieties: We own the rights to a number of forage and turfgrass varieties that are protected under the U.S. patent laws, and/or the Plant Variety Protection Act and are seeking to acquire and/or develop other protected varieties. These rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we developed violate their rights. We may incur substantial costs in asserting our rights against others, and/or defending any infringement suits brought against us by others.

     Possible Inability to Obtain Third Parties' Biotechnology or Lack of Market Acceptance May Adversely Affect Profit Margins: Biotechnology tools and assets have led to the introduction of new, improved and specialized corn, soybeans and cotton. We believe that biotechnology will also lead to the introduction of improved seeds in the forage and turfgrass seed sector. If we cannot develop or obtain a license to biotechnology tools and bioengineered genetic traits, or if we cannot develop and market products with these traits at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. Furthermore, there has been consumer resistance to genetically modified food grains, which could affect market acceptance in the United States for all genetically modified plants. ABT's focus is on forage and turfgrass seed, not on seed for food crops. A significant lack of market acceptance for these seeds could have a material negative impact on ABT's anticipated future profit margins.

     Possible Inability to be Competitive Against Large Agricultural Seed Companies, Who May Decide to Compete Against ABT, as Well as Numerous Large Regional Seed Companies and Numerous Small Family Seed Businesses: The seed industry and the field of agricultural technology are both highly competitive. Our largest United States competitors for alfalfa seed are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family owned businesses that are strong competitors in small geographic areas. For cool- season turfgrass seed, we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed, which is owned by Central Garden and Pet Company, and O.M. Scott having national brand name acceptance.

     The major agricultural seed companies in the United States focus their sales around corn, and soybean seed, including Dupont/Pioneer Hi-Bred International, Monsanto/DEKALB/Holden/Asgrow, Novartis AG and Dow/Mycogen Corporation, and cottonseed, including Delta and Pine Land Company. In the past, these companies have treated forage and turfgrass seeds as secondary crops.

     Although many of our competitors are small family owned businesses and regional companies, many are not. Additionally, other forage and/or turfgrass competitors might consolidate. Further the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector and compete against us. We may not be able to compete successfully against these companies. These competitive factors could have a material adverse effect on ABT's business, results of operation and/or financial condition.

     Dependence on Key Personnel: Our success depends in large part on the efforts, abilities and expertise of our executive officers. The founders of ABT are no longer members of senior management and the new management structure consisting of a Chief Executive Officer, a President/Chief Operating Officer, two Executive Vice-Presidents, and a Senior Vice-President is completely responsible for implementing ABT's integration efforts and restructuring. The loss of any of these key personnel could have a material adverse effect on our business, financial condition and results of operations. Along with our integration efforts, we are hiring qualified marketing, financial, management information system, and other technical personnel, upon whom our prospects depend. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel.

     Potential  Undiscovered  Liabilities Associated with ABT's 34 Acquisitions:
The businesses that we have acquired may have existing, but currently unknown, liabilities that we may have been unable to discover during our pre-acquisition investigation. If such liabilities are discovered, our operations may be materially adversely affected. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. Any indemnities or warranties that we receive from prior owners may not fully cover these liabilities due to their limited scope, amount or duration, the limited finances of the sellers, or for other reasons.

     Costs of Complying with Department of Agriculture, Food and Drug Administration, Environmental Protection Agency and Various State Government
Regulations: Our operations are directly and indirectly subject to various Federal and state environmental controls and regulations. If existing environmental regulations are changed, or additional laws or regulations are passed, the cost of complying with those laws may be substantial. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be passed at any time.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and various state agencies regulate the development of seed of bio-engineered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions.

     Adverse Effect of Potential Future Sales of Common Stock: As of October 25, 1999, we had 49,678,281 shares of common stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. It is possible that the sale of these restricted shares, or even the potential for these sales, may have a depressive effect on the price of our common stock in the public trading market. Any depressive effect could impair our ability to raise additional equity capital. All but approximately 1,000,000 of these restricted shares, which are currently available for resale under Rule 144, have been registered for resale under the Securities Act. At June 30, 1999 we also have approximately 8.9 million shares of common stock available for issuance without restriction upon exercise of outstanding options and 3.2 million shares of common stock available for issuance without restriction upon exercise of outstanding warrants. We cannot predict what effect sales of these shares may have on the existing market price of our common stock.

     Holders of restricted securities must satisfy the prospectus delivery and other requirements of the Securities Act prior to making any sales of the shares, unless the sales are made in accordance with the provisions of Rule 144. Under Rule 144, if we are in compliance with various public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Volatility of ABT Securities Prices: The market price for our securities has been and may continue to be very volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, litigation, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. If, in some future quarter, our operating results are below the expectations of analysts, which has occurred in the past, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts.

     Forward Looking Statements.
     --------------------------

     You should also be aware that this prospectus supplement contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus supplement reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, they are not a guarantee of future performance and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to a different result or outcome include without limitation, total acres of turfgrass and forage planted, customer purchases, deliveries and payments for ABT products, competitive pricing, weather, effective management of the integration process and cost reductions  at  ABT,  ability  of  ABT to  successfully  transition  to the  new information systems throughout its operations, customer response to the integration, overall financial condition and asset status of ABT, relationships with and perceptions of potential lenders and investors, ability to obtain capital, litigation and other factors as detailed from time to time in ABT's SEC filings. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus supplement before you decide to purchase shares of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

     ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov.

     This prospectus supplement is part of a registration statement on Form S-4 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus supplement, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     . Our 1998 Form 10-K for the fiscal year ended June 30, 1998, amended on January 29, 1999 and March 31, 1999

     .    Our 1999 Form 10-K for the fiscal year ended June 30, 1999

     . Our Current Report on Form 8-K dated January 6, 1998 and filed on January 16, 1998, and amended on March 10, 1998, March 30, 1998, August 11, 1998 and March 23, 1999

     . The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information

     . Our Proxy Statement dated January 11, 1999 as amended on February 8, 1999, for our Annual Meeting held on February 22, 1999 and

     . All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus supplement by writing or telephoning us at the following address: AgriBioTech, Inc., Attention: Chief Financial Officer, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus supplement) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares by the selling stockholders other than those contained in this prospectus supplement. You should not rely on any information or representations in connection with sales by selling stockholders other than the information or representations in this prospectus supplement. The information in this prospectus supplement is correct as of the date of this prospectus supplement. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus supplement or that the information contained in this prospectus supplement is correct as of any time after its date. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                                USE OF PROCEEDS

     This prospectus supplement relates to additional shares issued to Thomas K. Hodges and Halina K. Hodges in connection with our acquisition of HybriGene, LLC. We will not receive any additional cash consideration from the issuance of these shares.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on the common stock for the foreseeable future. Our revolving credit facility prohibits the payment of cash dividends without the lenders' approval.

                           PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low selling prices for the common stock for each quarter in Fiscal 1998 and Fiscal 1999, on the Nasdaq National Market.


                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10 11/16  $ 5 3/4
        October 1, 1997-December 31, 1997......   $17 3/8    $ 6 3/4
        January 1, 1998-March 31, 1998.........   $19 6/16   $12 5/8
        April 1, 1998-June 30, 1998............   $29 1/2    $13 1/8
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $27 3/4    $ 7 5/8
        October 1, 1998-December 31, 1998......   $17 7/8    $ 7 3/4
        January 1, 1999-March 31, 1999.........   $17 7/8    $ 3 11/16
        April 1, 1999-June 30, 1999............   $ 8 1/4    $ 5
     FISCAL 2000
        July 1, 1999-September 30, 1999........   $ 6 3/8    $ 3 9/16
        October 1, 1999-October 25, 1999.......   $ 4 15/32  $ 3

     As of September 30, 1999, the Company had 479 record holders of its common stock and reasonably believes based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its common stock.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

     ABT's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

     We are authorized to issue 100,000,000 shares of our common stock, $.001 par value per share, of which 49,678,281 shares were issued and outstanding as of October 25, 1999. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive dividends as they are declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors.

PREFERRED STOCK

     ABT is authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. As of the date hereof, we had no shares of preferred stock issued and outstanding.

     The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.

WARRANTS

     On December 30, 1998 and January 5, 1999, we issued 1,703,000 warrants to purchase shares of our common stock. These warrants were issued along with our 5% convertible debentures to six qualified institutional buyers and accredited investors in private placements. These warrants were purchased for $1.00 and are exercisable at $15.00 per share for three years commencing on their issue dates. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $25 per share for 20 trading days out of any 30 consecutive trading days ending within l5 days of our mailing notice of the conversion, provided there is a current prospectus covering the underlying common stock. The shares of ABT common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement. The holders of the warrants and ABT have agreed not to exercise warrants if the holder would then own in excess of 4.9% of ABT outstanding common stock following the exercise of the warrant.

     On December 4, 1998, we issued 600,000 warrants to purchase our common stock to three qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $13.50 and consisted of one share of common stock and one warrant. The warrants are exercisable at a price of $15.00 per share for three years commencing on their date of issuance. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $25.00 per share for 20 trading days out of any 30 consecutive trading days ending within 15 days of our mailing notice of the conversion. The shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

     On August 28, 1998, we issued 886,410 warrants to purchase our common stock to five qualified institutional buyers and accredited investors in private placements. The warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of the Company's common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of our mailing notice of the conversion and the holder fails to exercise the warrant. As of the date of this prospectus supplement, 556,410 of these warrants have been tendered back to us with the exercise price in exchange for shares of common stock registered as part of our Universal Shelf Registration Statement (No. 333-61127.) The remaining 330,000 shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

     On May 4, 1998 and May 13, 1998, respectively, we issued 241,600 warrants and 344,900 redeemable warrants to purchase shares of our common stock. These warrants were issued to six qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of common stock and one warrant. These warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The redeemable warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of our common stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the warrants and the holder fails to exercise the warrant. The shares of common stock issuable upon exercise of these warrants have been registered for resale under a separate registration statement.

     We have the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to warrant holders to encourage early exercise of warrants.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                              PLAN OF DISTRIBUTION

     All of the shares being offered by this prospectus supplement are being issued by ABT to Thomas K. Hodges and Halina K. Hodges under a stock purchase agreement dated January 22, 1999. The shares have been registered on ABT's Registration Statement on Form S-4 (No. 333-61097) of which this prospectus supplement forms a part. Pursuant to the terms of the stock purchase agreement, we will pay all expenses incident to this issuance.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The validity of the shares offered hereby has been passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of our common stock, and individual members of the firm own additional shares of common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of AgriBioTech, Inc. as of June 30, 1999 and 1998 and for each of the years in the three-year period ended June 30, 1999 are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Lofts Seed, Inc. as of November 30, 1997 and December 31, 1996 and for the eleven-month period ended November 30, 1997 and the six-month period ended December 31, 1996 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Budd Seed, Inc. as of November 30, 1997 and December 31, 1996 and 1995 and for the ten-month period ended November 30, 1997 and the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of SeedBiotics, L.L.C., as of December 31, 1998 and for the year then ended are incorporated by reference in reliance on the report of Ripley Doorn & Company, P.L.L.C. incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.